Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 8. 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on delisting from the New York Stock Exchange and deregistration with the SEC

November 8, 2007

EPCOS to delist from NYSE

•	Very low trading volume in the United States

•	Reduction of costs

•	High degree of transparency guaranteed for the future: Controls under the Sarbanes Oxley Act retained

EPCOS, one of the world’s leading manufacturers of electronic components, modules and systems, today applied to the New York Stock Exchange (NYSE) to delist its American Depositary Shares (ADS). In addition, the company will apply to the United States Securities and Exchange Commission (SEC) for deregistration and termination of the reporting obligations under the Securities Exchange Act of 1934. The company announced the management board resolution relating to these steps today (November 8, 2007).

EPCOS expects that the delisting will take effect on November 28, and that as of November 29, the ADS will no longer be traded on the New York Stock Exchange. Nevertheless, investors will still be able to hold US Dollar denominated EPCOS shares in the form of ADS and to trade the ADS over-the-counter under an unlisted »Level 1« program.

The vast majority of investors have long used the XETRA electronic trading platform or the Frankfurt Stock Exchange to buy and sell their EPCOS shares. By comparison, the volume of trading in the United States has always been very low. For this reason, EPCOS has weighed the benefits of listing on the NYSE against the associated costs and reached the decision that continuing the listing of the ADS is no longer commercially justifiable and that delisting and deregistration are in the interests of the shareholders.

Even after delisting and deregistration, EPCOS intends to maintain its high degree of transparency for the capital markets and continue to operate the internal control mechanisms established under the Sarbanes Oxley Act. This is intended to ensure good corporate governance going forward.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 10-081107E-W

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About EPCOS

EPCOS AG is a leading manufacturer of electronic components, modules and systems headquartered in Munich. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the company employed about 17,900 people worldwide.

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This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects,” “anticipates,” “intends,” “will,” or similar expressions are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate. They are subject to a number of external risk factors, over which EPCOS has very limited influence. They may include slower growth in significant markets, changes in our customers’ industries, changes in our relationships with our customers, the ability to realize cost reductions, or general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 10-081107E-W

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 8. 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG